

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

J. Russell Porter
Chief Executive Officer
CENAQ Energy Corp.
4550 Post Oak Place Drive, Suite 300
Houston, Texas 77027

> **Re: CENAQ Energy Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 29, 2022**
> **File No. 001-40743**

Dear J. Russell Porter:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Andrew Schulte, Esq.